BofA Securities Europe SA

Form SBSE-A

Supplemental Filing Attachment:

Amendment to Schedule B, Section II

Item 13B

August 19, 2024

BofA Securities Europe SA - Response to Item 13B of Form SBSE-A - Other entities that could not be entered on the form

Firm or Organization Name	UIC	Street Address 1	Street Address 2	City	State/Country	Zip + 4 Postal Code	Effective Date MM DD YYYY	Termination Date MM DD YYYY	Description
JOINT STOCK COMPANY "CITIBANK"	549300E0ROTI7ACBZH02	Bud.16-g, Dilova Str		Kyiv	Ukraine	03150	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
KBC Bank Bulgaria EAD	5299009KAL4KO7584196	55 Nikola Vaptsarov Blvd., Expo 2000, Phase III, 4 floor		Sofia	Bulgaria	1407	10/26/2021	03/31/2024	Third Party arrangement with others with respect to Custody, Clearance, or Settlement
LCH LIMITED	F226TOH6YD6XJB17KS62	Aldgate House, 33 Aldgate High Street		London	United Kingdom	EC3N 1EA	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
LONDON STOCK EXCHANGE GROUP PLC	F226TOH6YD6XJB17KS62	Aldgate House, 33 Aldgate High Street		London	United Kingdom	EC3N 1EA	10/26/2021	1/1/2024	Third Party arrangement with others with respect to Custody, Clearance, or Settlement
N A CITIBANK	E57ODZWZ7FF32TWEFA76	388 Greenwich Street		New York	NY	10013	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
NASDAQ CLEARING AB	54930002A8LR1AAUCU78	Tullvaktsvägen 15		STOCKHOLM	SWEDEN	SE-115 56	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
SKANDINAVISKA ENSKILDA BANKEN AB	F3JS33DEI6XQ4ZBPTN86	Kungsträdgårdsgatan 8		STOCKHOLM	SWEDEN	SE-106 40	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
SKANDINAVISKA ENSKILDA BANKEN AB	549300YW95G1VBBGGV07	Meistaru iela 1, Valdlauci, Kekavas pag.		Rigas raj.	Latvia	LV-1076	10/26/2021	03/31/2024	Third Party arrangement with others with respect to Custody, Clearance, or Settlement
SKANDINAVISKA ENSKILDA BANKEN AB	549300SBPFE9JX7N8J82	Gedimino ave.12		Vilnius	Lithuania	01103	10/26/2021	03/31/2024	Third Party arrangement with others with respect to

									Custody, Clearance, or Settlement
SKANDINAVISKA ENSKILDA BANKEN AB	549300ND1MQ8SNNYMJ22	2 Tornimäe Street		Tallinn	Estonia	15010	10/26/2021	03/31/2024	Third Party arrangement with others with respect to Custody, Clearance, or Settlement
SOCIETE GENERALE MAROCAINE DE BANQUES SA	549300WHIMVBNIDQWK21	55, Boulevard Abdelmoumen		Casablanca	Morocco	20100	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
STANBIC IBTC BANK PLC	029200098C3K8BI2D551	I.B.T.C Place, Walter Carrington Crescent	Victoria Island	Lagos	Nigeria	100	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
STANDARD CHARTERED BANK (INDONESIA BRANCH)	RILFO74KP1CM8P6PCT96	World Trade Center II, 3rd Floor	Jl.Jend. Sudirman Kav.29-31	Jakarta	Indonesia	12920	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
STANDARD CHARTERED BANK (MAURITIUS) LIMITED	549300R0Q58QYRNZLS10	Standard Chartered Tower, 19th Bank Street, Cybercity		Ebene	Mauritius	72201	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
STANDARD CHARTERED BANK KENYA LTD	549300RBHWW5EJIRG629	48 Westlands Road, P. O. Box 30003		Nairobi	Kenya	00100	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
STANDARD CHARTERED BANK, BAHRAIN BRANCH	RILFO74KP1CM8P6PCT96	Building no.180, Government Avenue		Manama	Kingdon of Bahrain	315	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
STANDARD CHARTERED BANK, DIFC BRANCH	RILFO74KP1CM8P6PCT96	Standard Chartered Bank, Building 1	DIFC, 4th Floor, PO Box 999	Dubari	UAE		10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
STANDARD CHARTERED BANK, OMAN BRANCH	RILFO74KP1CM8P6PCT96	Standard Chartered Bank, Bait Al Falaj Street		Ruwi	Sultanate of Oman		10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement

STANDARD CHARTERED BANK, UAE BRANCH	RILFO74KP1CM8P6PCT96	Standard Chartered Bank, Building 1	DIFC, 4th Floor, PO Box 999	Dubari	UAE		10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
THE BANK OF NEW YORK MELLON	HPFHU0OQ28E4N0NFVK49	240 Green Street		New York	NY	10286	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED (SRI LANKA BRANCH)	2HI3YI5320L3RW6NJ957	No 24, Sir Baron Jayatilaka Mawatha		Colombo	Sri Lanka	1	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
THE STANDARD BANK OF SOUTH AFRICA LTD	QFC8ZCW3Q5PRXU1XTM60	Investor Services, 3rd Floor, 25 Pixley Ka Isaka Seme Street		Johannesburg	South Africa	2001	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
UNICREDIT BANK CZECH REPUBLIC AND SLOVAKIA, A.S.	KR6LSKV3BTSJRD41IF75	Želetavská 1525/1		Praha 4 - Michle	Czech Republic	140 92	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
UniCredit Bank Czech Republic and Slovakia, a.s., Pobocka Zahraničnej Banky	KR6LSKV3BTSJRD41IF75	Šancová 1/A		Bratislava	Czech Republic	813 33	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
UNICREDIT BANK HUNGARY ZRT.	Y28RT6GGYJ696PMW8T44	Szabadság tér 5-6. HU-1054 Budapest		Bucharest	Romania	RO-012101	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
UNICREDIT BANK S.A.	5493003BDYD5VPGUQS04	1F Expozitiei Blvd.		Bucharest	Romania	RO-012101	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
UNICREDIT BANKA SLOVENIJA d.d.	549300O2UN9JLME31F08	Šmartinska 140		Ljubljana	Slovenia	SI-1000	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
UNION INTERNATIONAL DE BANQUES SA	549300WKCW12LEPUMV07	Union Internationale de Banques 65 Av Habib Bourguiba		Tunis	Tunisia	1000	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement

ZAGREBACKA BANKA D.D.	PRNXTNXHBI0TSY1V8P17	Savska 62		Zagreb	Croatia	10000	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
CITIBANK KAZAKHSTAN	95XXGORQK31JZP82OG22	ул.Зенкова, дом 26/41		Almaty	Kazakhstan	050020	05/09/2024		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
TRADEWEB MARKETS LLC	5493000G5QHJUY9ZWQ91	2200 PLAZA FIVE		Jersey City	New Jersey	7311406	05/01/2024		Third Party arrangement with others with respect to Execute or Trade
UNICREDIT BANK SRBIJA A.D.	52990001O0THU00TYK59	Jurija Gagarina 12, Belgrade Business Center		Novi Beograd	Srbija	11070	07/01/2024		Third Party arrangement with others with respect to Custody, Clearance, or Settlement